[Reference Translation]
April 6, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota Motor Corporation’s Production

As a result of the March 11 Great East Japan Earthquake, most Toyota vehicle production in Japan is halted.  However, in addition to the March 28 resumption of vehicle production at Tsutsumi Plant of Toyota Motor Corporation (TMC) in Toyota City, Aichi Prefecture, and at Toyota Motor Kyushu in Fukuoka Prefecture, TMC has decided to resume Toyota vehicle production at Sagamihara Plant of Central Motor Co., Ltd. (Central Motor) in Kanagawa Prefecture on April 11.  The resumption of production at Sagamihara Plant is part of the originally planned procedure to transfer vehicle production from Sagamihara Plant to Central Motor's Miyagi Plant in Miyagi Prefecture.

A decision has yet to be made regarding the resumption of vehicle production at other Toyota vehicle production facilities in Japan.  TMC intends to make such a decision after carefully assessing the situation of its suppliers and of the areas directly affected by the earthquake.

As for Toyota production facilities outside Japan, in principle, such facilities intend to continue operations by making adjustments through no overtime and no working on scheduled days off.  Specifically, contrary to recent reports, there has been no decision to halt ongoing vehicle production in North America.

If there are any new developments concerning these matters, Toyota will display the new information on its homepage and make additional disclosures as appropriate.